LETTER OF INTENT

This letter of intent (the "LOI") is made by and between Pazoo, Inc., ("Pazoo") and MA Analytics, LLC ("MA," and together with Pazoo, each a "Party" and collectively the "Parties") and sets forth the general terms and conditions of the Parties agreement for MA to acquire Pazoo's remaining 20% membership interest in MA and Associates, LLC (the "Company") from Pazoo (the "Proposed Transaction"). This LOI contains the basic understanding between Pazoo and MA.

The Proposed Transaction requires additional documentation and state regulatory approvals, including the preparation and agreement by the parties to one or more final agreements (the "Final Agreements") setting forth the terms and conditions of the Proposed Transaction in further detail, anticipated to consist principally of a Limited Liability Company Membership Interest Purchase Agreement. Before the Final Agreements are reached, the Parties would like to confirm that the Parties share an understanding of the principal terms and conditions of the Proposed Transaction, and that all Parties are willing to proceed in mutual good faith to work toward preparation of the Final Agreements and a closing consistent with the terms stated herein.

PROPOSED TRANSACTION.

Pazoo will do the following: Sell its remaining 20% of the equity membership interest of the Company to MA.

MA will do the following: Purchase Pazoo's remaining 20% of the equity membership interest of the Company from Pazoo.

CONSIDERATION.

The consideration for the Proposed Transaction will be a payment of an amount equal to Nine Hundred Ninety-Five Thousand Seven Hundred Forty-Seven and 00/100 United States Dollars ($995,747.00) in a combination of: (i) retirement of debt in the aggregate amount Seven Hundred Seventy Thousand Seven Hundred Forty-Seven and 00/100 United States Dollars ($770,747.00) due to Mark Sarna and/or the Sarna Family Limited Partnership; and (ii) a cash portion of Two Hundred and Twenty-Five Thousand and 00/100 United States Dollars ($225,000.00) (the "Cash Portion").The use of funds of the Cash Portion of the purchase price is allocated as follows: (i) payment of certain Bridge Loans, in the aggregate principal amount of One Hundred and Fifty Thousand and 00/100 United States Dollars ($150,000), the payment of which is secured by the proceeds of the sale of the 20% equity membership interest being sold; (ii) payment of Fifty-Five Thousand and 00/100 United States Dollars ($55,000) to Pazoo's corporate counsel (Heimerl Law Firm) representing approximately twenty-five percent (25%) of the outstanding amount currently due; and (iii) the remaining Twenty Thousand and 00/100 United States Dollars $20,000 shall be reserved for the Company's use, including for legal and accounting fees.

TIMING.

The Parties agree to work in good faith so that the Parties prepare and execute the Final Agreements within fourteen (14) days following the full execution of this LOI with an anticipated closing date of the second calendar quarter of 2023, subject to the receipt of any applicable regulatory approvals.

CONTINGENCIES.

Any obligation to consummate the Proposed Transaction under the terms of this LOI is based entirely on satisfaction of each of the following conditions:

1. Execution of a mutually acceptable Final Agreements; and

2. Receipt of all applicable statutory and regulatory approvals, if any, relating to the Proposed Transaction.

FINAL AGREEMENTS.

The Final Agreements will be prepared by the Parties and executed within approximately fourteen (14) days after the full execution of this LOI and will include customary covenants, conditions, representations, and warranties, which will be made as of the Closing Date. The Final Agreements will also provide that MA Analytics, LLC will assume certain obligations which may arise, including payment of certain state regulatory fees such as filing fees. The Parties recognize that there may be additional elements for negotiation and inclusion in the Final Agreements.

ACCESS TO INFORMATION.

While this LOI remains in effect, each Party and its advisors shall have reasonable access to the other Party's books, records, and personnel files, and shall receive such financial and operational data and other information as that Party shall reasonably request. Any information so received shall be kept confidential by the receiving Party and may only be disclosed to its legal, financial and business representatives. Upon termination or expiration of this LOI, each Party shall return (within 10 business days) any and all information (either in print or electronic form) received from the other Party in connection with the Proposed Transaction.

EXPENSES.

Unless and until otherwise agreed in writing, each Party shall be responsible for and bear all of its own costs and expenses (including any legal, accounting, broker, advisor, banking, or other fees and expenses or prior commitments in respect thereof) incurred in connection with the Proposed Transaction or this LOI, regardless of whether or not the Proposed Transaction is consummated. Except for breach of any confidentiality provisions

hereof, neither Party shall have any liability to the other Party for any liabilities, losses, damages (whether special, incidental, or consequential), costs, or expenses incurred by the other Party if negotiations between the Parties are terminated in accordance with this LOI.

The Parties hereto agree to proceed in the fashion as set forth above.

Dated:

10/24/2022

PAZOO, INC.

as President of Pazoo, Inc., only

Steve Basloe / President

10/24/22

MA ANALYTICS, LLC

Mark Sarna / Manager